

February 4, 2014

Via E-mail
Eddie M. LeBlanc III
Executive Vice President and Chief Financial Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: **SandRidge Energy, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed March 1, 2013
        Form 10-Q for the Fiscal Quarter ended March 31, 2013
        Filed May 8, 2013
        Definitive Proxy Statement on Schedule 14A
        Filed May 29, 2013
        Response letter dated December 13, 2013
        File No. 001-33784

Dear Mr. LeBlanc:

        We have reviewed your filings and response letter and have the following additional comments.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

        After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 1

Business Segments and Primary Operations, page 4

West Texas Overthrust, page 6

1.   We note your response to prior comment two, clarifying that you have accrued your delivery shortfall liability using the $0.25 rate and have not accrued the incremental $0.70 per Mcf end-of-contract penalty because the opportunity to avoid payment by

making excess deliveries in a future period has introduced uncertainty about the extent to which this liability may be reduced before it must otherwise be paid in 2042 (i.e., the final year of the contract).

You thereby emphasize that ultimate payment is less than probable and not estimable. However, these assessments appear to arise only when contemplating future events that may alleviate your liability rather than being attributable to incomplete information about the delivery shortfalls that have already occurred. We would like to understand why you believe the financial implications of actual delivery shortfall are subject to the guidance for loss contingencies in FASB ASC 450-20, and why if you are subject to this guidance, you have not effectively offset your loss with gain that is contingent on excess deliveries in the future, contrary to the guidance in FASB ASC 450-30-25-1 and 50-1.

Please explain your basis for assuming future excess deliveries will occur and be sufficient to avoid additional payment. Given your history of recording shortfalls in 2012 and 2013, and the information set forth in your response regarding an inability to provide an estimate, there does not appear to be a basis to forecast a surplus sufficient to overcome past CO2 delivery deficiencies.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Natural Gas Balancing, page F-13

2. We have read your response to prior comment seven and understand that you regard the Century Plant construction and CO2 delivery contracts to be separate units of accounting under FASB ASC 605-25-25-5. We would like to understand how you applied the guidance in FASB ASC 605-25-30-2 and 5, in recognizing the entire $796.3 million contract price as revenue in 2012, while zero has been allocated to your CO2 delivery commitment, which appears to represent a substantial performance obligations as evidenced by the penalty provisions in the treating and delivery agreement. Please explain why the amount allocated to the Century Plant was not limited to zero under this provision and why ultimate realization of proceeds are not viewed as contingent upon the delivery of CO2.

3. We understand from your response to prior comment seven that you have not recognized incremental oil and gas reserves in conjunction with the construction of the Century Plant, notwithstanding your accounting for construction contract losses as oil and gas property development costs under the full cost method. Tell us how you determined that construction costs were not development costs under the full cost method while also concluding that losses on the construction contract were development costs. Please also clarify whether you attributed the losses to evaluated properties whose costs are subject to amortization or unevaluated properties whose costs are not subject to amortization and

explain how these losses have been factored into your ceiling tests at each balance sheet date.

4.   We have read your response to prior comment eight regarding mobilization fees, including your assertion that the difference between recognizing such fees over the mobilization period rather than upon mobilization would be insignificant. However, our concern is that you are recognizing these fees as revenue prior to the commencement of drilling and not over the period that you are operating the drilling rigs. We do not generally find that mobilization is regarded as a separate deliverable when incurred in conjunction with a drilling contract. Please explain to us why you believe all fees and costs associated with periods of mobilization would not be attributable to the drilling contract under FASB ASC 605-35-25-16 and 32, and reflected in the percentage of completion computations that you perform in accordance with FASB ASC 605-35-25-60, 70 and 78.

If you do not believe this guidance is applicable to your drilling contracts please explain the basis for your view and identify the specific authoritative literature that you have followed instead. Otherwise, explain your approach to selecting input or output measures in computing the percentage of completion, explain how you review and confirm progress by alternate means of observation and inspection, and describe your application of the segmenting guidance in FASB ASC 605-35-25-10 through 13 if you believe that you have more than one profit center with your drilling contracts. We reissue prior comment eight.

5.   We have read your response to prior comment nine and understand that you believe you have complied with Rule 4-10(c)(6)(iv)(B) of Regulation S-X. However, Rule 4-10(c)(6)(iv)(C) of Regulation S-X precludes application of the guidance you cite when services are provided on behalf of investors in oil and gas producing activities managed by you or an affiliate. As previously set forth, we regard an operator of oil and gas properties to be a manager that is subject to the prohibition imposed by this guidance. Therefore, we believe you will need to revise your accounting policy to conform. If you believe that errors in your accounting are not material and you prefer to limit compliance to future filings, please submit the analysis that you performed in formulating your view.

Note 14 - Derivatives, page F-37

6.   We have read your responses to prior comments 10 and 11 and note that although you have changed various captions of amounts presented in your filings, you have not referenced authoritative support for your calculations or related disclosures in lieu of the GAAP metrics. We reissue prior comments 10 and 11.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters, John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments on engineering matters, and Paul V. Monsour, Staff Attorney, at (202) 551-3360 or Anne N. Parker, Branch Chief, at (202) 551-3611 if you have questions regarding comments on the other matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director